CONSENT – HAROLD BRISSON

To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities Office
Securities Commission of Newfoundland and Labrador
Office of the Northwest Territories Superintendent of Securities
Office of the Yukon Superintendent of Securities
Superintendent of Securities, Government of Nunavut, Legal Registries Division

I, Harold Brisson, Eng, PhD, hereby

1.

consent to the public filing of the technical report titled “Technical Report on the Mineral Resource and Mineral Reserve estimates for the Black Fox Complex dated June 30, 2014 (the “Technical Report”);

2.	consent to extracts from the Technical Report being disclosed in Primero Mining Corp.’s July 9, 2014 news release; and

3.

confirm that I have read Primero Mining Corp.’s July 9, 2014 news release, and that the disclosure of mineral resources and mineral reserves, and the key assumptions, parameters and methods used in estimating the mineral resources and mineral reserves fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 8th day of July, 2014.

(signed)
Harold Brisson, Eng, PhD
Resource Manager
Primero Mining Corp.